Exhibit 1.01
FOX FACTORY HOLDING CORP.
Conflict Minerals Report
For Reporting Period from January 1, 2025 through December 31, 2025
1.    Introduction
This Conflict Minerals Report (this “Report”) of Fox Factory Holding Corp. (the “Company”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 through December 31, 2025 (the “Reporting Period”).
The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to exercise due diligence on the source and chain of custody of those conflict minerals. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance. In accordance with Instruction 3 to Item 1.01 of Form SD, this Report does not include products manufactured or contracted for manufacture by businesses that had not been obligated to provide a specialized disclosure report with respect to conflict minerals and were acquired by us on or after May 1, 2020.
2.    Company Overview
The Company designs and manufactures performance-defining products primarily for bicycles, side-by-side vehicles, on-road and off-road vehicles and trucks, all-terrain vehicles, or ATVs, snowmobiles, specialty vehicles and applications, motorcycles and commercial trucks. The Company is a direct supplier to leading power vehicle original equipment manufacturers and provides aftermarket products to retailers, dealerships, and distributors. Additionally, the Company supplies top bicycle original equipment manufacturers and their current contract manufacturers, and provides aftermarket products to retailers and distributors.
Our supply chain is large and complex, consisting of approximately 583 direct suppliers. For any necessary conflict minerals contained in our products, we are several to many steps removed from the mines that were the source of those necessary conflict minerals. Accordingly, we must rely on information from our direct suppliers and indirect suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.
Based on our review and the information provided by our suppliers, we determined that 3TG are contained in our products. Based on the responses from our suppliers, many of which were provided on a company-level, we believe that it is possible that gold, tungsten and tantalum may also be contained in our products. We believe that the amount of any necessary conflict minerals in the Company’s products is very small.

3.    Reasonable Country of Origin Inquiry
After a review of our products, we determined that necessary conflict minerals may be contained in certain products that we manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals. Our RCOI was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.
We identified five hundred and eight-three (583) direct suppliers that we believe supplied us with products that we determined contained or may have contained necessary conflict minerals. We sent each of those direct suppliers a link to the then-current version of the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) and asked them to complete the CMRT and return it to us. The CMRT requested, among other things, information regarding the source of the necessary conflict minerals in the products the suppliers provided to us and whether any of the smelters or refiners that processed those minerals sourced those conflict minerals from a Covered Country. We accepted responses from our suppliers on CMRT revisions 6.5 or higher. Suppliers were permitted to provide information at a level with which they were most comfortable (e.g., company, product, or user-defined). During the RCOI process, we followed-up by e-mail to suppliers who provided incomplete responses, and with suppliers that responded but did not use the CMRT form and requested those suppliers to complete the template.
After our initial contact and email follow up, we received completed responses from approximately sixty percent (60%) of the direct suppliers that we asked to complete the CMRT. Of the responding suppliers, approximately fifteen percent (15%) confirmed that they had supplied or may have supplied us necessary conflict minerals during the Reporting Period. Of those suppliers that had supplied or may have supplied us necessary conflict minerals during the Reporting Period, only six percent (6%) indicated that they sourced or may have sourced any of the conflict minerals from Covered Countries. Therefore, based on our review of our suppliers’ responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and are not, or may not be, from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.
4.    Due Diligence
a.    Design of Due Diligence
Our conflict minerals due diligence measures have been designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for tin, tantalum, and tungsten and for gold, Third Edition (2016) (the “OECD Guidance”).
b.    Due Diligence Measures Performed
The following is a description of the due diligences measures we performed during the Reporting Period.
i.    OECD Step #1: Establish and Maintain Strong Company Management Systems
1.    We have a conflict minerals team that is responsible for the management and continued implementation of our conflict minerals compliance strategy. That team consists of representatives from our purchasing group, quality group and compliance department. The conflict minerals team reports to senior leadership of our Company.
2.    Our conflict minerals policy is posted on our website at https://www.ridefox.com/conflictminerals.php

3.    We used the CMRT (revision 6.5 or higher) to obtain information from our direct suppliers on the source and chain of custody of necessary conflict minerals in the products they provided to us.
4.    We intend to retain relevant supplier response documentation in digital form for no less than five (5) years.
5.    Our Supply Chain Manual includes the CMRT as one of the documents used in the process for onboarding new suppliers. The Supply Chain Manual is provided to all new suppliers at the start of a supplier relationship and to certain existing suppliers each year as part of our periodic supplier assessment process.
6.    We utilize a software tool that allows us to collect, maintain and analyze material data across all levels of our supply chain.
7.    We have an email-based company-level grievance mechanism by which employees, suppliers and others can report any concerns about our conflict minerals sourcing or due diligence.
ii.    OECD Step #2: Identify and Assess Risks in Our Supply Chain
1.    We engaged with suppliers to emphasize the importance of the accuracy and completeness of their CMRT responses and to ensure timely responses.
2.    We encouraged suppliers who provided product level information on their CMRT’s for 2024 to provide company level information for 2025.
3.    We reviewed and analyzed the responses from our direct suppliers to determine which of the responses were incomplete or inaccurate. For several of our suppliers, we made repeated follow ups to clarify and improve the quality of their responses.
4.    When our suppliers named facilities as smelters or refiners in their supply chains, we compared the names of those facilities against the list of smelters and refiners published on the RMI’s website to verify their names and determine their certification status.
iii.    OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks
1.    We communicated our conflict minerals policy to our direct suppliers through our supplier assessment review process in which certain of our existing suppliers are assessed each year.
2.    Our conflict minerals team provided updates to a relevant member of our executive management team about our suppliers’ responses relating to the Reporting Period and their participation in our conflict minerals compliance program for the Reporting Period.
3.    Although we did not receive any reports of concerns about our conflict minerals compliance through our grievance mechanism during 2025, our policy is that if concerns about our 3TG sourcing were to be reported, we would investigate them appropriately.
4.    We support our suppliers and offer to help them build capacity to respond to our requests for a completed CMRT. We reviewed and developed an internal report on our suppliers’ responsiveness to our request for a completed CMRT for the Reporting Period.

iv.    OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
1.    We do not have direct relationships with smelters or refiners of conflict minerals. Accordingly, we do not carry out audits of these facilities. However, we believe that audits of smelters and refiners and other due diligence practices conducted by third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.
2.    We support the third-party audits of conflict minerals due diligence by smelters and refiners through our membership in the Automotive Industry Action Group (“AIAG”). As a member, we support AIAG’s efforts to exercise leverage over the suppliers in the supply chains for the automotive industry. AIAG has developed smelter engagement teams that reach out to smelters and refiners and encourage them to participate in the RMI process to assess the due diligence procedures and determine whether they are RMI conformant. We have not participated in any AIAG smelter engagement team.
v.    OECD Step #5: Report Annually on Supply Chain Due Diligence We report annually on our supply chain due diligence efforts. Our efforts for calendar year 2025 are described in this Conflict Minerals Report, which is publicly available on our Company website at http://investor.ridefox.com/financial-information/sec-filings/default.aspx and is filed with the SEC. The content of any website referred to in this Report is not incorporated by reference in this Report.
5.    Results of our Review
Based on our review of our products and the information provided by our suppliers, tin, tantalum, tungsten and gold were or may have been contained in our products during the Reporting Period. The results of our due diligence review for the Reporting Period are as follows:
a.    Facilities Used to Process Our Necessary Conflict Minerals
In their CMRT responses, our direct suppliers identified 329 facilities as possible smelters or refiners of the necessary conflict minerals contained in the products that we obtained from them. We compared the smelters and refiners identified by our suppliers to the lists on the RMI website and, as of April 13, 2026, approximately sixty-three percent (63% or 206) of those smelters and refiners received “conformant” designations from the RMI, approximately two percent (2% or 7) of them were designated as “active,” and approximately thirty-five percent (35% or 116) were not designated as “conformant” or “active.” While some of the responses we received from our direct suppliers were made on a product-level or user-defined basis, most of the responses we received were made on a company-wide basis. Therefore, the full list of facilities identified by our suppliers includes many smelters and refiners that do not actually process the necessary conflict minerals in our products.
One (1) of our direct suppliers named only one (1) smelter or refiner that processed the relevant necessary conflict mineral in their products. Based on that response, we determined that the following smelters processed the relevant necessary conflict minerals contained in certain of our products.

Metal	Official Smelter/Refiner Name	RMI Smelter/Refiner ID	Smelter/Refiner Country
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CID002180	China
The lack of detail from the rest of our suppliers prevented us from being able to determine whether any other particular smelters or refiners named in their responses actually processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose any other facilities used to produce the necessary conflict minerals in our products during the Reporting Period.

b.    Country of Origin of Our Necessary Conflict Minerals
The responses provided by our suppliers described in section 5.a above did not provide sufficiently detailed information to allow us to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the Reporting Period.
c.    Efforts to Determine the Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products. Our suppliers’ responses did not provide sufficiently detailed information for us to determine the mine or location of origin of the necessary conflict minerals in our products.
6.    Steps Taken and Being Taken to Mitigate Risk and to Improve Due Diligence
Our due diligence efforts are part of an ongoing process. We are taking the following actions to improve our due diligence process as part of our efforts to mitigate any risk that necessary conflict minerals in our products could benefit or finance armed groups in the Covered Countries.
a.    We intend to continue to refine and improve our reporting process through documenting individual ownership of key responsibilities relating to conflict minerals due diligence and reporting.
c.    We intend to explore a transition to CDX for all conflict minerals data harvesting and reporting.
d.    We intend to design and implement a more robust reminder system to ensure higher levels of supplier compliance.
7.    Forward-Looking Statements
Certain statements in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve Due Diligence” section, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “likely,” “potential” or “continue” or other similar terms or expressions. Factors that could adversely affect our future performance include (1) risks and uncertainties described in “Risk Factors” contained in our Annual Report on Form 10-K or Quarterly Reports on Form 10-Q or otherwise described in the Company’s other filings with the Securities and Exchange Commission, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain. New risks and uncertainties emerge from time to time and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s expectations, objectives or plans will be achieved in the timeframe anticipated or at all. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.